FORM 12b-25
                   NOTIFICATION OF LATE FILING

                            (Check One):
[x] Form 10-K   [] Form 20-F   [] Form 11-K   [] Form 10-Q   [] Form N-SAR

For Period Ended:  December 31, 1994

 Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


Part I   Registrant Information

Full Name of Registrant       PS GROUP, INC.

Former Name if Applicable           N/A

Address of Principal Executive Office (Street and Number)
                    4370 La Jolla Village Drive, Suite 1050
                         San Diego, California  92122


Part II   Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [paragraph 23,047], the following should be completed. (Check box if appropriate)

[x]   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]   (b)  The subject annual report, semi-annual report, transition report on
Form 10-K, 20-F, 11-K or N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

[ ]   (c)  The accountant's statement or other exhibit required by Rule 12b-
25(c) has been attached if applicable.

Part III   Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. [Amended in Release No. 34-26589 (paragraph 72,435), effective April 12, 1989, 54 FR 10306 and Release No. 34-30968 (paragraph 72,439), effective August 13, 1992, 57 FR 36442.]

      To allow additional time to evaluate the impact of the financial condition of USAir, Inc. (USAir) on the financial statements of the
      Company.   The Company derives significant cash flow from aircraft
      leased to USAir and a significant portion of the Company's assets are related to aircraft leased to USAir.

Part IV   Other Information

      (1) Name and telephone number of person to contact in regard to this notification: Johanna Unger, Vice President & Controller at (619) 546-5007

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [x] Yes [] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [x] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               PS GROUP, INC.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date         March 29, 1995               By   /s/ Johanna Unger
                                    Johanna Unger, Vice President & Controller

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
                                   ATTENTION
      Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).